

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Gary Seaton
Chairman and CEO
Australian Oilseeds Holdings Limited
126-142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra
PO Box 263 Cootamundra, Australia 2590

> **Re: Australian Oilseeds Holdings Limited**
> **Amendment No. 3 to Draft Registration Statement on Form F-4**
> **Submitted June 29, 2023**
> **CIK No. 0001959994**

Dear Gary Seaton:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-4 submitted June 29, 2023

Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Statement of Operations, page 146

1. Please present pro forma earnings per disclosures, as previously provided and required by Article 11 of Regulation S-X.

Facilities and Expansion, page 187

2. Please update the disclosure in the project schedule on page 188. For example, clarify whether pre-construction activities were completed in May 2023 and whether construction activities began in June 2023.

AOI's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 191

3. We note your response to prior comment number 8; however, we did not find meaningful updated MD&A disclosures as of and for the interim period ended and re-issue our prior comment. We note your narrative disclosures for the interim period only discuss net profit. We found no disclosures related to changes in the component of your results of operations and liquidity as of and during the current interim period relative to the comparative interim period as required by Item 14(g) of Form F-4.

Consolidated Financial Statements
Australian Oilseeds Investments Pty Ltd, page F-52

4. We note your response to prior comment number 11, including the disclosures on page 82. Please revise your revenue recognition policy in the notes to your audited financial statements to clarify, if accurate, that sales to Energreen Nutrition are recognized when they sell your products to a third party customer.

5. We note your response to prior comment number 12, including the disclosures on page F-79. Please revise the notes to your annual and interim financial statements to provide significant customer disclosures related to the annual and interim periods included in each set of financial statements.

General

6. We note the exclusive forum provision included in your Amended and Restated Memorandum of Association. Please revise to disclose the scope of your exclusive forum provision. Please include any appropriate risk factor disclosure.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Barry I. Grossman, Esq.